EXHIBIT 99.1

Extraordinary General Meeting of Norsk Hydro ASA

Norsk Hydro ASA will hold an extraordinary General Meeting at 17.00 on Thursday 15 January, 2004, at "Gamle Logen", Grev Wedels Plass 2, Oslo.

Agenda:
1. Capital reduction by means of the cancellation of treasury shares and the redemption of a proportional number of shares, belonging to the Norwegian state
2. The demerger of Norsk Hydro ASA
3. Procedure regarding the election of new shareholders'
   representatives to the Board of AgriHold ASA
4. Procedure regarding the election of members to the election committee of AgriHold ASA
5. Procedure in connection with authorising the Board to increase the share capital of AgriHold ASA

The complete notice of the extraordinary shareholders meeting, and the Demerger Information Memorandum, will be distributed to Hydro's shareholders, and are also available on www.hydro.com.

Contacts:

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular:  (+47) 95 08 39 33
E-mail:    Tor.Steinum@hydro.com

Kjetil Bakken
Telephone: (+47) 22 53 23 13
Cellular:  (+47) 91 889 889
E-mail: kjetil.bakken@hydro.com